Exhibit 99.55

Solaris Provides 2024 Preview Including Planned NYSE American Listing
and Updated Warintza Mineral Resource Estimate in Q2/24

January 8, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce a preview of its 2024 plans for the Company and its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador.

Key Milestones:

NYSE American Listing – The Company intends to list on the NYSE American stock exchange (“NYSE American”) to satisfy the appetite of many U.S. retail and institutional investors seeking to add exposure to Solaris. In advance of listing on the NYSE American, Solaris will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. Subject to the review and approval of the listing application and satisfaction of all applicable listing and regulatory requirements, the Company expects its common shares to commence trading on the NYSE American in H1/24.

Mineral Resource Update in Q2/24 – The Company is nearing the completion of its second phase of mineral resource drilling at Warintza, which is expected to nearly double the meterage available for inclusion in the updated mineral resource estimate and deliver major growth through expansion of the deposit in extensional drilling at Warintza Central and Warintza East, and through the inclusion of the recent discovery of Warintza Southeast within a common pit shell.

Extension and Infill Drilling – The third phase of drilling at Warintza is set to commence imminently and includes extensional drilling in areas in which the Warintza East and Warintza Southeast deposits are still open, and approximately 30km of infill drilling to further delineate and define mineral resources within the pit shell in advance of studies, with some of these holes doubling to provide technical data for mine design and mine planning purposes.

Warintza Exploration – Plans include following up on the recent Patrimonio discovery, where the first reconnaissance holes intercepted 144m of 0.50% CuEq¹ and 148m of 0.52% CuEq¹, respectively (refer to press release dated September 12, 2023). Notably, these intercepts included skarn mineralization (in addition to porphyry) for which the source has not yet been located. Vectors for this mineralization trend northwest and are untested for over 1km toward Warintza West while the strongest soil geochemical anomalism is untested in the southern part of Patrimonio.

In addition, the Company plans to revisit the El Trinche area that forms the southern, low grade margin of Warintza Central where a near surface intercept of high-grade mineralization within a broader low grade interval has been interpreted as a dyke with veinlet orientations and alteration suggesting it may form a high level expression of a potentially deeper, higher grade system that has not yet been located.

Regional Exploration – Field investigation is planned to define drill targets at prospective areas identified in the regional exploration program to date, including:

●	Medio Camino: a 3.5km x 1.5km porphyry target defined in soil geochemical data roughly equidistant between the Warintza porphyry cluster to the east and the neighboring San Carlos - Panantza porphyry cluster to the west

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●	Clemente: a series of porphyry targets on trend to the north of the San Carlos - Panantza porphyry cluster

●	Mateo: a 3km x 1.4km area of copper-molybdenum enrichment in soil samples approximately 5km east of Warintza East that is expressed around the perimeter of an overlapping sandstone unit that may cover a porphyry

●	Caya: a 5km x 3km gold anomaly in stream sediments 6km northeast of Warintza East, where follow-up sampling has identified an area of 0.7km x 1.3km of anomalous gold, copper and epithermal pathfinder element values, and a concentration of dickite clay and vuggy silica alteration minerals characteristic of high sulphidation epithermal systems

Studies – The Company anticipates finalizing and submitting the Environmental Impact Assessment for the Warintza Project for regulatory review and approval in H2/24, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. Follow-up programs for metallurgy, geotechnical and hydrogeological drilling, together with detailed access, internal/external infrastructure, and water and power studies will proceed under the direction of Javier Toro, recently appointed as Chief Operating Officer (refer to press release dated November 6, 2023), and run through the end of the year.

Endnotes

1.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work. For additional details on the intervals, refer to press release dated September 12, 2023 for SLSP-01: 144m of 0.50% CuEq (0.34% Cu, 0.03% Mo, 0.09 g/t Au) and SLSP-02: 148m of 0.52% CuEq (0.38% Cu, 0.02% Mo, 0.09 g/t Au).

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”

President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations Direct: 416-366-5678 Ext. 203

Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the Company intends to list its common shares on the NYSE American stock exchange in H1/24, the Company is nearing the completion of its second phase of mineral resource drilling at Warintza, which is expected to nearly double the meterage available for inclusion in the updated mineral resource estimate to be issued in Q2/24 and deliver major growth through expansion of the deposit in extensional drilling at Warintza Central and Warintza East, and through the inclusion of the recent discovery of Warintza Southeast within a common pit shell, that the third phase of drilling at Warintza is set to commence imminently and includes extensional drilling in areas in which the Warintza East and Warintza Southeast deposits are still open, and approximately 30km of infill drilling to further delineate and define mineral resources within the pit shell in advance of studies, with some of these holes doubling to provide technical data for mine design and mine planning purposes, Warintza exploration plans include following up on the recent Patrimonio discovery, revisiting the El Trinche area that forms the southern, low grade margin of Warintza Central where a near surface intercept of high-grade mineralization within a broader low grade interval has been interpreted as a dyke with veinlet orientations and alteration suggesting it may form a high level expression of a potentially deeper, higher grade system that has not yet been located, and further field investigation is planned to define drill targets at areas identified in the regional exploration program, including Medio Camino, Clemente, Mateo and Caya, the Company anticipates finalizing and submitting the Environmental Impact Assessment for the Warintza Project for regulatory review and approval in H2/24, and follow-up programs for metallurgy, geotechnical and hydrogeological drilling, together with detailed access, internal/external infrastructure, and water and power studies will proceed and run through the end of the year. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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